Exhibit 99.1
SINA Reports First Quarter 2010 Financial Results
SHANGHAI, May 17 /PRNewswire-Asia-FirstCall/ — SINA Corporation (Nasdaq:SINA - News), a leading online media company and mobile value-added service (“MVAS”) provider for China and for the global Chinese community, today announced its unaudited financial results for the quarter ended March 31, 2010.
Starting in the fourth quarter of 2009, in addition to the disclosure of GAAP results below, SINA’s historical revenues and certain non-GAAP measures (namely, gross profit, operating expenses, income from operations and advertising gross margin) have been revised to exclude results from China Online Housing Technology Corporation (“COHT”), adjusted for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the periods presented. These adjustments were made to reflect SINA injecting its online real estate advertising business into its majority-owned subsidiary COHT and exchanging its interest in COHT for approximately 33% interest in China Real Estate Information (“CRIC”) upon the successful listing of CRIC on the NASDAQ Global Select Market in October 2009 (“Transaction”). Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below entitled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”
First Quarter 2010 Highlights
•	Net revenues increased 15% year over year to $85.0 million.

•	Non-GAAP net revenues increased 19% year over year to $80.3 million, exceeding SINA’s guidance between $78.0 million and $80.0 million.

•	Advertising revenues increased 26% year over year to $54.3 million.

•	Non-GAAP advertising revenues grew 47% year over year to $54.3 million, exceeding SINA’s guidance between $53.0 million and $54.0 million.

•	Non-advertising revenues of $30.7 million remained flat from the same period last year.

•	Non-GAAP non-advertising revenues decreased 15% year over year to $26.0 million, reaching the high end of SINA’s guidance between $25.0 million and $26.0 million.

•	Net income attributable to SINA was $24.4 million, or $0.37 diluted net income per share attributable to SINA.

•	Non-GAAP net income attributable to SINA increased 66% year over year to $22.3 million, or $0.34 non-GAAP diluted net income per share attributable to SINA.
“SINA performed very well in the first quarter, driven by the strength of our online advertising business. Excluding the adjusted results of SINA real estate online advertising business, our online brand advertising business grew 47% year over year,” said Charles Chao, CEO of SINA. “We expect the momentum in our online advertising business to continue to benefit from our leading market position and an expected continuing recovery of the Chinese economy.”
Financial Results
For the first quarter of 2010, SINA reported net revenues of $85.0 million, compared to $73.8 million in the same period in 2009. Non-GAAP net revenues for the first quarter of 2010 totaled $80.3 million, compared to $67.6 million in the same period in 2009. Advertising revenues for the first quarter of 2010 were $54.3 million, compared to $43.2 million in the same period in 2009. Non-GAAP advertising revenues for the first quarter of 2010 were $54.3 million, compared to $37.0 million in the same period in 2009.

Non-advertising revenues for the first quarter of 2010 totaled $30.7 million, compared to $30.6 million in the same period in 2009. MVAS revenues for the first quarter of 2010 amounted to $24.6 million, compared to $29.0 million in the same period in 2009. The decline in MVAS revenues for the first quarter of 2010 was primarily due to China Mobile implementing series of new measures at the end of November 2009 and January 2010, which have reduced the Company’s short messaging service (“SMS”), multimedia messaging service (“MMS”), interactive voice response system (“IVR”) and wireless application protocol (“WAP”) revenues. These series of new measures include the suspension of WAP billing, limiting the service offerings and partnerships allowed for each SMS service code, preventing television and radio promotion of certain IVR products and requiring additional notices and customer confirmations in the MVAS ordering process. Other non-advertising revenues for the first quarter of 2010 included amortized deferred revenue of $4.7 million relating to the license agreements resulting from the Transaction.
Gross margin for the first quarter of 2010 was 57%, up from 52% for the same period last year. Advertising gross margin for the first quarter of 2010 was 56%, up from 50% for the same period last year. Non-GAAP advertising gross margin for the first quarter of 2010 was 58%, compared to 47% for the same period last year. The year over year increase in non-GAAP advertising gross margin was mostly due to revenues growing faster than advertising cost of revenues. MVAS gross margin for the first quarter of 2010 was 49%, compared to 55% for the same period in 2009. The year over year decline in MVAS gross margin was primarily due to a decline in mobile revenues without a proportional decline in mobile costs.
Operating expenses for the first quarter of 2010 totaled $33.5 million, compared to $29.9 million from the same period last year. Operating expenses for the first quarter of 2010 included $3.1 million in stock-based compensation expenses and $2.6 million in amortization expenses of intangible assets, of which $2.4 million was related to the accelerated amortization of UC Instant Messaging platform. Non-GAAP operating expenses for the first quarter of 2010 were $27.8 million, compared to $24.2 million from the same period last year. The year over year increase in non-GAAP operating expenses was mainly due to higher personnel-related expenses, such as sales commissions and bonuses, as well as increased marketing expenditures.
Operating income for the first quarter of 2010 was $14.6 million, compared to $8.7 million from the same period last year. Non-GAAP operating income for the first quarter of 2010 was $16.7 million, compared to $10.3 million from the same period last year.
Non-operating income for the first quarter of 2010 was $11.6 million, compared to $3.0 million for the same period last year. Interest and other income, net, decreased 47% to $1.6 million year over year primarily due to lower interest rates, despite the increase in cash, cash equivalents and short-term investments. Equity income from CRIC for the first quarter of 2010 was $10.0 million, which is based on the Company’s share of net income attributable to CRIC for the fourth quarter of 2009. The Company accounts for its investment in CRIC using the equity method of accounting and reports its interest in CRIC one quarter in arrears. On a non-GAAP basis, equity income from CRIC for the first quarter of 2010 was $5.9 million, which was calculated based on non-GAAP net income attributable to CRIC following the same non-GAAP financial measures as the Company.
Provision for income taxes for the first quarter of 2010 was $1.9 million, compared to $2.1 million for the same period last year.
Net income attributable to SINA for the first quarter of 2010 was $24.4 million, compared to $9.7 million for the same period last year. Diluted net income per share attributable to SINA for the first quarter of 2010 was $0.37, compared to $0.17 in the same period last year. Non-GAAP net income attributable to SINA for the first quarter of 2010 was $22.3 million, compared to $13.5 million for the same period of 2009. Non-GAAP diluted net income per share attributable to SINA for the first quarter of 2010 was $0.34, compared to $0.23 from the same period last year.

As of March 31, 2010, SINA’s cash, cash equivalents and short-term investments totaled $828.0 million, compared to $821.5 million as of December 31, 2009. Cash flow from operating activities was $18.2 million for the first quarter of 2010, compared to $15.9 million for the same period last year.
Business Outlook
SINA estimates that its non-GAAP net revenues for the second quarter of 2010 to be between $90 million and $93 million, with non-GAAP advertising revenues to be between $70 million and $72 million and non-GAAP non-advertising revenues to be between $20 million and $21 million. Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred revenue, which is related to the license agreements resulting from the Transaction.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income attributable to SINA, non-GAAP diluted net income per share attributable to SINA, and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, gain/loss on the sale/purchase of business and investments, and recognition of deferred revenues relating to the license agreements resulting from the Transaction as well as COHT’s adjusted results (for certain non-GAAP measures) from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding gain/loss on the disposal/purchase of a business or investment from its non-GAAP financial measure of net income attributable to SINA is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.
The Company’s management believes excluding the recognition of deferred revenues relating to the license agreements resulting from the Transaction from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s revenue performance between reporting periods. In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the periods presented, from its non-GAAP financial measures to reflect the spin off of COHT is useful for itself and investors, because they enable management and investors to gain a better understanding of the Company’s comparative operating performance (when comparing such results with the current period or forecasts) and future prospects.
The Company’s non-GAAP equity income from its interest in net income attributable to CRIC exclude stock-based compensation, amortization expense of intangible assets and gains from the purchase of a business, which are consistent with the Company’s adjusted items to calculate non-GAAP measures.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 9:00 p.m. Eastern Time to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available from 9:00 p.m. — 10:00 p.m. Eastern Time on Monday, May 17, 2010 (9:00 a.m. — 10:00 a.m. Beijing Time on May 18, 2010). The webcast can be accessed through the Company’s corporate website at http://corp.sina.com. A dial-in to the conference is also available. Dial-in details are as follows:

US:	+1 857 350 1682
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Password for all regions:	38953403
A replay of the conference call will be available through midnight Eastern Time, May 24, 2010. The dial-in number is + 1 617 801 6888 (International). The pass code for the replay is 22653298.
About SINA
SINA Corporation (NASDAQ GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described without limitation in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully develop and introduce new products, including MVAS products, any failure to successfully integrate acquired businesses, and risks associated with CRIC, including the merger of SINA online real estate business with CRIC. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2009 and its other filings with the Securities and Exchange Commission.
     For further information, please contact:
     SINA Corporation
Cathy Peng
Phone: 8610-82628888 x3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2010	2009	2009
Net revenues:
Advertising	$54,279	$43,171	$63,187
Non-advertising	30,722	30,594	34,999

	85,001	73,765	98,186

Cost of revenues:
Advertising (a)	24,002	21,637	28,857
Non-advertising	12,869	13,495	14,584

	36,871	35,132	43,441

Gross profit	48,130	38,633	54,745

Operating expenses:
Sales and marketing (a)	17,050	15,829	26,429
Product development (a)	7,685	7,479	10,607
General and administrative (a)	6,206	6,193	18,221
Amortization of intangibles	2,600	411	2,904

	33,541	29,912	58,161

Income (Loss) from operations	14,589	8,721	(3,416)

Non-operating income:
Interest and other income, net	1,593	2,987	1,467
Gain and income from investments, net	9,991	—	375,055

	11,584	2,987	376,522

Income before income taxes	26,173	11,708	373,106
Provision for income taxes	(1,898)	(2,052)	(1,012)

Net income	24,275	9,656	372,094
Less: Net loss attributable to the noncontrolling interest	(78)	(93)	(11)

Net income attributable to SINA	$24,353	$9,749	$372,105

Basic net income per share attributable to SINA	$0.40	$0.18	$6.55

Diluted net income per share attributable to SINA	$0.37	$0.17	$6.03

Shares used in computing basic net income per share attributable to SINA	60,924	54,414	56,810
Shares used in computing diluted net income per share attributable to SINA	65,504	58,446	61,704

(a) Stock-based compensation included was as follows:

Cost of revenues — advertising	$1,021	$627	$3,532
Sales and marketing	753	520	4,361
Product development	652	436	2,839
General and administrative	1,732	1,689	13,111

SINA CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	March 31, 2010				March 31, 2009				December 31, 2009
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$54,279			$54,279	$43,171	(6,172	) (f)	$36,999	$63,187			$63,187
Non-advertising revenues	30,722	(4,686	) (e)	26,036	30,594			30,594	34,999	(4,686	) (e)	30,313

Revenues	$85,001	$(4,686)		$80,315	$73,765	$(6,172)		$67,593	$98,186	$(4,686)		$93,500

						627	(a)			3,037	(a)
		1,021	(a)			89	(b)			495	(c)
		(4,686	) (e)			(4,908	) (f)			(4,686	) (e)

Gross profit	$48,130	$(3,665)		$44,465	$38,633	$(4,192)		$34,441	$54,745	$(1,154)		$53,591

						(2,645	) (a)			(10,080	) (a)
		(3,137	) (a)			(411	) (b)			(10,231	) (c)
		(2,600	) (b)			(2,682	) (f)			(2,904	) (b)

Operating expenses	$33,541	$(5,737)		$27,804	$29,912	$(5,738)		$24,174	$58,161	$(23,215)		$34,946

										13,117	(a)
		4,158	(a)			3,272	(a)			10,726	(c)
		2,600	(b)			500	(b)			2,904	(b)
		(4,686	) (e)			(2,226	) (f)			(4,686	) (e)

Income (Loss) from operations	$14,589	$2,072		$16,661	$8,721	$1,546		$10,267	$(3,416)	$22,061		$18,645

										13,117	(a)
		4,158	(a)							10,726	(c)
		2,600	(b)							2,904	(b)
		(4,094	) (g)			3,261	(a)			(375,055	) (d)
		(4,686	) (e)			470	(b)			(4,686	) (e)

Net income attributable to SINA	$24,353	$(2,022)		$22,331	$9,749	$3,731		$13,480	$372,105	$(352,994)		$19,111

Diluted net income per share attributable to SINA	$0.37			$0.34	$0.17			$0.23	$6.03			$0.31

Shares used in computing diluted net income per share attributable to SINA	65,504			65,504	58,446			58,446	61,704			61,704

Gross margin — advertising	56%	2%		58%	50%	-3%		47%	54%	6%		60%

(a)	To adjust stock-based compensation related to employee incentives.

(b)	To adjust amortization of intangible assets.

(c)	To adjust stock-based compensation related to the private equity financed shares issued to management.

(d)	To adjust gain/loss on the disposal/purchase of business and investments.

(e)	To adjust the recognition of deferred revenue related to the license agreements resulting from the transaction with CRIC.

(f)	To exclude COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the period presented.

(g)	To adjust share of CRIC’s GAAP to Non-GAAP reconciling items, net of share of amortization of CRIC’s intangibles not on CRIC’s books.

			Non-GAAP
	Actual	Adjustments	Results
To adjust stock-based compensation		$1,290
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,699
To adjust gains from the purchase of a business:
Income from investment in affiliates		(7,155)
Gain from settlement of pre-existing relationship		(701)

Equity income from CRIC	$10,806	$(4,867)	$5,939
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(773)	$773	$—

	$10,033	$(4,094)	$5,939

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended
	March 31,		December 31,
	2010	2009	2009
Net revenues
Advertising	$54,279	$43,171	$63,187
Mobile related	24,554	28,980	28,596
Others	6,168	1,614	6,403

	$85,001	$73,765	$98,186

Cost of revenues
Advertising	$24,002	$21,637	$28,857
Mobile related	12,424	13,108	14,207
Others	445	387	377

	$36,871	$35,132	$43,441

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	March 31,	December 31,
	2010	2009
Assets

Current assets:

Cash and cash equivalents	$594,908	$746,423
Short-term investments	233,106	75,095
Accounts receivable, net	71,713	74,999
Other current assets	19,324	22,381

Total current assets	919,051	918,898

Property and equipment, net	22,647	23,022
Goodwill and intangible assets, net	85,852	87,740
Investments	598,961	580,606
Other assets	3,576	3,576

Total assets	$1,630,087	$1,613,842

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,352	$1,918
Accrued liabilities	97,895	108,970
Income taxes payable	16,359	14,526
Convertible debt	99,000	99,000

Total current liabilities	215,606	224,414

Other long-term liabilities	162,287	166,729

Total liabilities	377,893	391,143

Shareholders’ equity
SINA shareholders’ equity	1,250,847	1,221,727
Noncontrolling interest	1,347	972

Total shareholders’ equity	1,252,194	1,222,699

Total liabilities and shareholders’ equity	$1,630,087	$1,613,842